SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Amryt Pharma plc
(Name of Issuer)

Ordinary shares, nominal value £0.06 per share
(Title of Class of Securities)

03217L106**
(CUSIP Number)

December 31, 2020
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** The Ordinary Shares have no CUSIP number. The CUSIP number for the American Depositary Shares is 03217L106.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03217L106	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 24,698,833 Ordinary Shares (including 826,430 ADSs representing 4,132,150 Ordinary Shares, and 8,966,520 Ordinary Shares issuable upon exercise of warrants) (see Item 4)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 24,698,833 Ordinary Shares (including 826,430 ADSs representing 4,132,150 Ordinary Shares, and 8,966,520 Ordinary Shares issuable upon exercise of warrants) (see Item 4)*
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,698,833 Ordinary Shares (including 826,430 ADSs representing 4,132,150 Ordinary Shares, and 8,966,520 Ordinary Shares issuable upon exercise of warrants) (see Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (see Item 4)*
12	TYPE OF REPORTING PERSON IA, OO

* As more fully described in Item 4, the Reported Securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, rows (6), (8) and (9) show the number of Ordinary Shares that would be issuable upon the exercise in full of the Reported Securities and does not give effect to such blocker. Therefore, the actual number of Ordinary Shares beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 03217L106	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Highbridge Tactical Credit Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,872,449 Ordinary Shares (including 531,882 ADSs representing 2,659,410 Ordinary Shares, and 5,498,692 Ordinary Shares issuable upon exercise of warrants) (see Item 4)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,872,449 Ordinary Shares (including 531,882 ADSs representing 2,659,410 Ordinary Shares, and 5,498,692 Ordinary Shares issuable upon exercise of warrants) (see Item 4)*
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,872,449 Ordinary Shares (including 531,882 ADSs representing 2,659,410 Ordinary Shares, and 5,498,692 Ordinary Shares issuable upon exercise of warrants) (see Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.70% (see Item 4)*
12	TYPE OF REPORTING PERSON PN

* As more fully described in Item 4, the Reported Securities are subject to a 9.99% blocker. However, rows (6), (8) and (9) show the number of Ordinary Shares, and row (11) shows the percentage, that would be issuable upon the exercise in full of the Reported Securities and does not give effect to such blocker. Therefore, the actual number of Ordinary Shares beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9) and the percentage set forth in row (11).

CUSIP No. 03217L106	13G	Page 4 of 8 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Amryt Pharma plc (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at Dept 920a 196 High Road, Wood Green, London, United Kingdom, N22 8HH.

Item 2(a).	NAME OF PERSON FILING:
Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Item 2(c).	CITIZENSHIP:

This statement is filed by:

(i)	Highbridge Capital Management, LLC 277 Park Avenue, 23rd Floor New York, New York 10172 Citizenship: State of Delaware

(ii)	Highbridge Tactical Credit Master Fund, L.P. 277 Park Avenue, 23rd Floor New York, New York 10172 Citizenship: State of Delaware

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary shares, nominal value £0.06 per share (the "Ordinary Shares").

Item 2(e).	CUSIP NUMBER:

The Ordinary Shares have no CUSIP number. The CUSIP number for the American Depositary Shares ("ADSs") is 03217L106.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No. 03217L106	13G	Page 5 of 8 Pages

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP.

(a)       Amount beneficially owned:

As of December 31, 2020, (i) subject to the 9.99% Blocker (as defined below), Highbridge Capital Management, LLC, as the trading manager of Highbridge Tactical Credit Master Fund, L.P. and Highbridge SCF Special Situations SPV, L.P. (collectively, the "Highbridge Funds"), may be deemed to be the beneficial owner of the 24,698,833 Ordinary Shares (including 826,430 ADSs representing 4,132,150 Ordinary Shares, and 8,966,520 Ordinary Shares issuable upon exercise of warrants) held by the Highbridge Funds and (ii) Highbridge Tactical Credit Master Fund, L.P. may be deemed to be the beneficial owner of the 17,872,449 Ordinary Shares (including 531,882 ADSs representing 2,659,410 Ordinary Shares, and 5,498,692 Ordinary Shares issuable upon exercise of warrants) held by it.

(b)       Percent of class:

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 178,801,593 Ordinary Shares outstanding as of December 31, 2020, as reported in the Company's Registration Statement on Form F-1 filed with the Securities and Exchange Commission on January 8, 2021 and assumes the exercise of the warrants (the "Reported Securities") held by the Highbridge Funds, subject to the 9.99% Blocker. Therefore, as of December 31, 2020, (i) Highbridge Capital Management, LLC may be deemed to beneficially own 9.99% of the Ordinary Shares outstanding (after giving effect to the 9.99% Blocker) and (ii) Highbridge Tactical Credit Master Fund, L.P. may be deemed to beneficially own 9.70% of the Ordinary Shares outstanding (without giving effect to the 9.99% Blocker).

Pursuant to the terms of the Reported Securities, the Reporting Persons cannot exercise any of the Reported Securities if the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding Ordinary Shares (the "9.99% Blocker") and the percentage set forth in Row (11) of the cover page for Highbridge Capital Management, LLC gives effect to the 9.99% Blocker. Consequently, as of December 31, 2020, the Reporting Persons are not able to exercise all of such Reported Securities due to the 9.99% Blocker.

CUSIP No. 03217L106	13G	Page 6 of 8 Pages

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the Ordinary Shares (including the ADSs representing Ordinary Shares and Ordinary Shares issuable upon exercise of the warrants) held by the Highbridge Funds.

(c)       Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote

0

(ii)       Shared power to vote or to direct the vote

See Item 4(a)

(iii)       Sole power to dispose or to direct the disposition of

0

(iv)       Shared power to dispose or to direct the disposition of

             See Item 4(a)

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 2.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Not applicable.

CUSIP No. 03217L106	13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 5, 2021

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ Kirk Rule
Name:	Kirk Rule
Title:	Executive Director

HIGHBRIDGE TACTICAL CREDIT MASTER FUND, L.P.

By:	Highbridge Capital Management, LLC its Trading Manager

By:	/s/ Kirk Rule
Name:	Kirk Rule
Title:	Executive Director

CUSIP No. 03217L106	13G	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: February 5, 2021

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ Kirk Rule
Name:	Kirk Rule
Title:	Executive Director

HIGHBRIDGE TACTICAL CREDIT MASTER FUND, L.P.

By:	Highbridge Capital Management, LLC its Trading Manager

By:	/s/ Kirk Rule
Name:	Kirk Rule
Title:	Executive Director